Exhibit 2

TRANSACTION AGREEMENT

TO:	Magna Entertainment Corp. (“MEC”)

AND TO:

The Stronach Trust, Fair Enterprise Limited and their respective Subsidiaries (including 445327 Ontario Limited but excluding MI Developments Inc., Magna Entertainment Corp. and Magna International Inc. and their respective Subsidiaries) (collectively, the “Stronach Group”, with references to the Stronach Group also being to each member of the Stronach Group)

MI Developments Inc. (“MID”) proposes to submit to its shareholders for approval a reorganization proposal (the “Transaction”) on the terms set out in the term sheet (the “Term Sheet”) dated as of the date hereof and attached hereto as Schedule A, certain of the steps of which would be implemented pursuant to an arrangement involving MID, its shareholders, the Stronach Group and MEC (the “Arrangement”) under the provisions of Section 182 of the Business Corporations Act (Ontario) (the “OBCA”).  Certain of the steps of the Transaction will be transactions involving MEC and the Stronach Group as contemplated herein and this agreement (the “Agreement”) sets out the terms and conditions of such transactions.

Based upon the foregoing and in consideration of the respective covenants, agreements, representations, warranties and indemnities of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

1.                                      Definitions and Currency

(a)           In this Agreement, the following terms have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“1933 Act”  means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

“1934 Act”  means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“Bridge Loan” means that certain bridge loan agreement, dated September 13, 2007 between MEC, MID Lender and certain guarantors as specified therein, as amended from time to time, and the loan or loans outstanding thereunder;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or New York, New York;

“Closing Date” means the date shown on the certificate issued by the Director endorsing the Arrangement pursuant to Section 183(2) of the OBCA;

“Consolidation” has the meaning given to such term in Section 5(d) hereof;

“Conversion Date” means the 45th day following the MEC Note Retirement Date;

“Conversion Price” means $1.1519, being 85% of the MEC Share Price;

“Court” means the Superior Court of Justice of Ontario;

“Director” means the Director appointed under Section 278 of the OBCA;

“Existing Loans” means, collectively, the Bridge Loan, the Gulfstream Facility and the Remington Facility;

“Final Order” has the meaning given to such term in Section 13(a)(ii) hereof;

“Governmental Authority” means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental, regulatory or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental body or stock exchange, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Gulfstream Facility” means that certain loan agreement, dated as of December 9, 2004 between Gulfstream Park Racing Association, Inc., MID Lender and certain guarantors as specified therein, as amended from time to time, and the loan or loans outstanding thereunder;

“Information Statement” means the information statement pursuant to Regulation 14C to be prepared by MEC and distributed to MEC stockholders in connection with obtaining the approval of MEC stockholders in respect of (i) the Consolidation and (ii) the issuance of the MEC Issued Shares, in each case by way of written consent;

“Interim Order” has the meaning given to such term in Section 13(a)(i) hereof;

“Laws” means all statutes, acts, laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority;

“Magna Plans” means, collectively, the Magna Deferred Profit Sharing Plan (Canada) and the Employees Deferred Profit Sharing Plan (U.S.) of Magna International Inc.;

“Maturity Date” means December 14, 2009; provided, however, that if the MEC Note Retirement Date occurs after October 30, 2009 and on or before December 14, 2009, the Maturity Date shall be automatically extended to the Conversion Date;

“MEC Class A Shares” means the shares of Class A Subordinate Voting Stock of MEC;

“MEC Class B Shares” means the shares of Class B Stock of MEC;

“MEC Exchanged Shares” has the meaning given to such term in Section 5(b) hereof;

“MEC Issued Shares” has the meaning given to such term in Section 5(b) hereof;

“MEC Note Retirement Date” means the date on which MEC has fully repaid, fully retired, fully redeemed, fully defeased or otherwise fully extinguished the MEC Notes in cash, through an equity raise (including a conversion of the MEC Notes into MEC Class A Shares), asset sales or by means of any other transaction or series of related transactions that does not involve MEC incurring additional indebtedness;

“MEC Notes” means, collectively, any and all outstanding 7.25% Convertible Subordinated Notes of MEC due December 15, 2009 and 8.55% Convertible Subordinated Notes of MEC due June 15, 2010;

“MEC Properties” has the meaning given to such term in Section 2(a) hereof;

“MEC Share Price” means $1.3552, which price is the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately prior to the date hereof;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“MID Circular” means the management information circular to be prepared by MID in connection with the MID Meeting;

“MID Class A Shares” means the Class A Subordinate Voting Shares of MID;

“MID Class B Shares” means the Class B Shares of MID;

“MID Lender” means MID Islandi SF, a partnership formed under the laws of Iceland, acting through its Zug branch, which is wholly-owned, directly or indirectly, by MID;

“MID Loan Shares” has the meaning given to such term in Section 3(d);

“MID Meeting” means the special meeting of the shareholders of MID at which the MID shareholders will consider and, if deemed advisable, approve the Transaction and any other matters that may properly come before such meeting, and any adjournment(s) or postponement(s) thereof;

“MID Provided Information” has the meaning given to such term in Section 8(e) hereof;

“MID Share Price” means $8.37, which price is the volume-weighted average price of the MID Class A Shares on the NYSE for the five trading days immediately prior to the date hereof;

“MID Unit” has the meaning given to such term in Section 4(a) hereof;

“MID Warrant” has the meaning given to such term in Section 4(a) hereof;

“Minority Approval” means the approval of the Transaction Resolution by a majority of the votes cast by the holders of MID Class A Shares in person or by proxy at the MID Meeting, excluding the votes attached to MID Class A Shares beneficially owned or over which control or direction is exercised by persons who would be excluded for purposes of determining minority approval pursuant to Section 8.1(2) of MI 61-101;

“NASDAQ” means The NASDAQ Stock Market;

“New Loan” means that certain loan agreement, to be entered into between MID Lender and MEC, providing for, among other things, loans or advances in the aggregate principal amount of $125 million (plus applicable costs and fees) consisting of the New Loan First Tranche and the New Loan Second Tranche;

“New Loan First Tranche” means, subject to the terms and conditions of the New Loan, the first tranche of the New Loan in the amount of up to $50 million (plus applicable costs and fees in respect of the New Loan) to fund the operations of MEC up to and including the Closing Date;

“New Loan Second Tranche” means, subject to the terms and conditions of the New Loan, the second tranche of the New Loan in the amount of up to $75 million to, among other things, fund the costs associated with the application by Laurel Park, a Subsidiary of MEC, for a Maryland slots license and, provided that such license is obtained, the construction of the temporary slots facility;

“NYSE” means the New York Stock Exchange;

“OSA” means the Securities Act (Ontario);

“Permitted Debt” has the meaning given to such term in the New Loan;

“person” includes an individual, sole proprietorship, company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, limited liability company, trust, corporation, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

“Plan Shares” means, collectively, the MID Class A Shares and MID Class B Shares held by the Magna Plans;

“Prospectus” has the meaning given to such term in Section 8(d) hereof;

“Regulation 14C” means Regulation 14C promulgated under the 1934 Act;

“Remington Facility” means that certain loan agreement, dated as of July 14, 2005 between Remington Park, Inc., MID Lender and certain guarantors as specified therein, as amended from time to time, and the loan or loans outstanding thereunder;

“SEC” means the United States Securities and Exchange Commission;

“Spin-Off” means the distribution by MID to the holders of MID Class A Shares and MID Class B Shares of all the MID Loan Shares;

“Spin-Off Registration Statement” has the meaning given to such term in Section 8(a) hereof;

“Stronach Group MEC Provided Information” has the meaning given to such term in Section 8(e) hereof;

“Stronach Group MEC Shares” has the meaning given to such term in Section 5(a) hereof;

“Stronach Group MID Provided Information” has the meaning given to such term in Section 9(b) hereof;

“Stronach Group MID Securities” has the meaning given to such term in Section 10(a) hereof;

“Stronach Group Purchased Shares” has the meaning given to such term in Section 6 hereof;

“Subsidiary” means, in respect of a person, any other person of which more than 50% of the outstanding voting securities ordinarily entitled to elect a majority of the board of directors (or other governing body) thereof (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person, and shall also include any partnership, joint venture or other entity which is in a like relation to a Subsidiary, provided that in respect of MID, the term Subsidiary shall exclude MEC and its Subsidiaries;

“Transaction Resolution” means the resolution of the MID shareholders to approve the Transaction; and

“TSX” means the Toronto Stock Exchange.

(b)           Unless otherwise indicated, all dollar amounts referred to in this Agreement are to the lawful currency of the United States of America.

2.                                      MEC Property Purchase

(a)           As soon as reasonably practicable after the date hereof, MID and MEC shall enter into one or more purchase and sale agreements on terms consistent with those that would be entered into by arm’s length parties, pursuant to which MID shall agree to purchase from MEC (or, as applicable, a Subsidiary of MEC), and MEC shall (or shall cause its Subsidiary, as applicable, to) agree to sell to one or more Subsidiaries of MID designated by MID, on the Closing Date and as one of the steps of the Arrangement, the real property and joint venture interests identified in the attached Schedule B (each, an “MEC Property” and, collectively, the “MEC Properties”) at purchase prices equal to the fair market value of such MEC Properties on the date hereof, as negotiated and determined between the special committees of the boards of directors of MID and MEC at least five Business Days before the mailing of the MID Circular.

(b)           Immediately upon the receipt by MEC (or any of its Subsidiaries, as applicable) of any proceeds from MID (or any of its Subsidiaries, as applicable) in consideration for the sale of the MEC Properties (such proceeds, net of any amounts required to pay the expenses of MEC associated with such sale, the “Net Property Proceeds”), MEC shall apply the Net Property Proceeds (or cause such Net Property Proceeds to be applied, as applicable) for the following purposes and in the following order of priority:

(i)                      first, MEC shall repay or cause to be repaid all amounts owing under that certain Amended and Restated Credit Agreement, dated as of July 22, 2005 between, among others, MEC and Bank of Montreal, as amended (the “MEC Bank Loan”) and take all actions necessary to terminate and obtain the release of all liens in favour of the lender under the MEC Bank Loan;

(ii)                   second, MEC shall repay or cause to be repaid all amounts owing under that certain Amended and Restated Loan and Security Agreement, dated October 25, 2007, between AmTote International, Inc. (a Subsidiary of MEC) and SunTrust Bank (the “AmTote Loan”) and take all actions necessary to terminate and obtain the release of all liens in favour of the lender under the AmTote Loan; and

(iii)                third, MEC shall use the remainder of the Net Property Proceeds for operational and working capital purposes in accordance with the  applicable provisions set forth in the New Loan.

None of MEC or its Subsidiaries shall be permitted to use the Net Property Proceeds for any purpose other than as specified in this Section 2(b).

3.                                      Amendments to Existing Loans and New Loan

On the Closing Date and as one of the steps of the Arrangement, MEC shall (or shall cause its relevant Subsidiaries to), and MID shall cause MID Lender to:

(a)                                 extend (i) the maturity date of the Bridge Loan and the New Loan First Tranche, (ii) the repayment deadline for $100 million under the Gulfstream Facility and

(iii) the date until which repayments under the Gulfstream Facility and the Remington Facility will not be subject to a make-whole payment to, in each case, the Maturity Date;

(b)                                increase the amount of the commitment under the New Loan First Tranche by $25 million to an aggregate commitment of up to $75 million, provided that such additional $25 million shall be available to MEC only for the purpose of contributing to the repayment, retirement, defeasance or extinguishment of all of the MEC Notes;

(c)                                 defer the payment of interest and principal repayments under the Existing Loans and the New Loan First Tranche until the date immediately preceding the Maturity Date;

(d)                                amend the Existing Loans and the New Loan First Tranche such that the Existing Loans and the New Loan First Tranche shall be repaid in full (together with all deferred interest) on the Conversion Date, at MEC’s option, (i) in cash and/or (ii) provided that MEC is not in default hereunder or under the Existing Loans and the New Loan, through the issuance by MEC to MID of such number of MEC Class A Shares equal to all amounts outstanding under each of the Existing Loans and the New Loan First Tranche, divided by the Conversion Price (the “MID Loan Shares”); and

(e)                                 amend the Existing Loans and the New Loan First Tranche to require that MEC place into escrow with MID (the “Escrow”) the net cash proceeds from any equity raises, asset sales (other than the purchases by MID of the MEC Properties as provided under Section 2(a) hereof), joint ventures or other transactions.  MID shall hold the Escrow as security for the Existing Loans and the New Loan, and MEC will be permitted to use the funds in the Escrow solely:

(i)                      to prepay in cash, at the discretion of MEC and from time to time, in the following order of priority, the Gulfstream Facility, the Bridge Loan, the New Loan and the Remington Facility (for greater certainty, without being charged any mark-to-market or make-whole payment in relation to any such prepayment); and

(ii)                   to repay, retire, redeem, defease or otherwise extinguish, in whole but not in part, the MEC Notes.  Notwithstanding the foregoing, MEC shall be permitted to purchase for cancellation all of the MEC Notes at any time and from time to time, provided the aggregate consideration payable under an offer to purchase is held in Escrow at such time as an offer to purchase is commenced.  For this purpose, the aggregate consideration required to be held in Escrow shall be the sum of (x) the aggregate purchase price offered to acquire the MEC Notes assuming the minimum acceptance condition is satisfied and (y) the aggregate purchase price required to acquire the balance of the MEC Notes not tendered at their par value.

4.                                      Issuance of MID Units to Stronach Group

(a)           On the Closing Date and as one of the steps of the Arrangement, MID and the Stronach Group (or a person designated by the Stronach Group) shall enter into a subscription agreement on customary terms pursuant to which MID shall issue to the Stronach Group (or such designated person) and the Stronach Group (or such designated person) shall purchase from MID on the Closing Date a number of MID Units such that the MID Class A Shares comprising part of the MID Units will equal 5% of the aggregate number of MID Class A Shares and MID Class B Shares issued and outstanding on the Closing Date after giving effect to the Transaction, at a subscription price equal to the MID Share Price per MID Unit.  Each MID Unit (an “MID Unit”) shall be comprised of one MID Class A Share and one warrant (an “MID Warrant”) entitling the holder thereof to acquire at any time prior to the third anniversary of the Closing Date one MID Class A Share at an exercise price of $10.46, being 125% of the MID Share Price.

(b)           On the Closing Date or at such later time as the Stronach Group shall direct, MID shall issue certificates in the name of such person or persons as the Stronach Group shall direct for the MID Class A Shares and the MID Warrants comprising the MID Units.

(c)           MID shall at all times reserve and keep available, free from preemptive rights, out of the authorized, but unissued, MID Class A Shares, a sufficient number of MID Class A Shares to permit the issuance of the MID Class A Shares comprising the MID Units and the MID Class A Shares issuable upon the exercise of the MID Warrants (collectively, the “MID Issued Shares”).

(d)           MID shall forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required under the by-laws, rules, policies and regulations of the TSX and the NYSE in order to issue and sell to the Stronach Group the MID Units, the MID Warrants and the MID Issued Shares and to cause the MID Issued Shares to be listed, conditionally listed and/or posted for trading, as applicable, on the TSX and the NYSE on or prior to the Closing Date.

5.                                      Issuances of MEC Class A Shares and MEC Class B Shares

(a)           On the Closing Date and as one of the steps of the Arrangement, MEC and the Stronach Group (or a person designated by the Stronach Group) shall enter into a subscription agreement on customary terms pursuant to which MEC shall agree to issue to the Stronach Group (or such designated person) and the Stronach Group (or such designated person) shall agree to purchase from MEC on the Conversion Date at the Conversion Price (i) such number of MEC Class B Shares equal to $30 million divided by the Conversion Price and (ii) at the Stronach Group’s option, such additional number of MEC Class B Shares, if any (collectively, the “Stronach Group MEC Shares”) such that the Stronach Group MEC Shares and the Stronach Group Purchased Shares (as defined below) shall, in the aggregate, represent a 60% voting interest in MEC (after giving effect to the transactions contemplated hereunder).  On the Conversion Date or at such later time as the Stronach Group shall direct, MEC shall issue certificates in the name of such person or persons as the Stronach Group shall direct for the Stronach Group MEC Shares.

(b)           On the MEC Note Retirement Date or at such later time as MID shall direct, MEC shall issue certificates in the name of such person or persons as MID shall direct in respect of the MEC Class A Shares to which MID is entitled from the conversion of all MEC Class B Shares (other than the Stronach Group Purchased Shares) into MEC Class A Shares on a one-for-one basis in accordance with the terms of the MEC Class B Shares in the Restated Certificate of Incorporation of MEC (the “MEC Exchanged Shares” and, together with the Stronach Group MEC Shares and the MID Loan Shares, the “MEC Issued Shares”).

(c)           On the Conversion Date or at such later time as MID shall direct, MEC shall issue certificates in the name of such person or persons as MID shall direct for the MID Loan Shares.

(d)           MEC shall at all times reserve and keep available, free from preemptive rights, out of its authorized, but unissued, MEC Class A Shares and MEC Class B Shares, solely for the purpose of the issuances of the MEC Issued Shares and MEC Class A Shares issuable upon the conversion of the Stronach Group MEC Shares contemplated in this Section 5, a sufficient number of MEC Class A Shares and MEC Class B Shares to permit all issuances of MEC Class A Shares and MEC Class B Shares contemplated hereby, provided that if the number of MEC Issued Shares exceeds the number of MEC Class A Shares or MEC Class B Shares available for issuance, MEC shall propose a consolidation (the “Consolidation”) of its issued and outstanding share capital to enable MEC to issue the MEC Issued Shares in accordance with the terms hereof.  MEC shall seek the approval of the MEC stockholders in respect of the Consolidation by way of written consent under applicable Laws.  MID shall execute such written consent, following which MEC shall effect the Consolidation on or prior to the Conversion Date in accordance with the requirements of Regulation 14C and the General Corporation Law of the State of Delaware.

(e)           MEC shall forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required under the by-laws, rules, policies and regulations of the TSX in order to issue the MEC Issued Shares, and to cause the MID Loan Shares and the MEC Exchanged Shares to be listed and posted for trading on the TSX as of the MEC Note Retirement Date or the Conversion Date, as applicable.  MEC shall apply for the financial hardship exemption provided in Section 604(e) of the TSX Company Manual and shall comply with all requirements of the TSX in connection with such exemption.

(f)            MEC shall forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required under the by-laws, rules, policies and regulations of NASDAQ in order to issue the MEC Issued Shares, and to cause the MID Loan Shares and the MEC Exchanged Shares to be listed on NASDAQ as of the effectiveness of the Spin-Off Registration Statement.

(g)           Upon MEC’s material compliance with the provisions of this Section 5, MEC shall not be liable for any delay or other effect of any action or omission by any Governmental Authority (including the TSX and NASDAQ) in connection with the transactions contemplated in this Section 5.

6.                                      Stronach Group Purchase of MEC Class B Shares

On the Closing Date and as one of the steps of the Arrangement, MID and the Stronach Group (or a person designated by the Stronach Group) shall enter into an agreement on customary terms pursuant to which MID shall agree to sell and the Stronach Group (or such designated person) shall agree to purchase, on the MEC Note Retirement Date, an aggregate of 335,000 MEC Class B Shares (the “Stronach Group Purchased Shares”) at a purchase price per share equal to the MEC Share Price.

7.                                      Forbearance

On the Closing Date, MID and MEC shall enter into a forbearance agreement (the “Forbearance Agreement”) pursuant to which MID shall agree that, after the Closing Date, other than pursuant to arrangements existing on the date hereof or as contemplated hereunder, MID will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC; except (i) pursuant to the terms of those arrangements that are summarized in a list to be provided to MEC concurrent with the execution of the Forbearance Agreement (which, for greater certainty, shall include the transactions contemplated hereby) and that are existing on the Closing Date (the “Existing Arrangements”) or entered into after the Closing Date in compliance with (a), (b) and (c) above, including the enforcement of rights thereunder or (ii) amendments, waivers or modifications to the terms of Existing Arrangements, which amendments, waivers or modifications are not material, individually or in the aggregate, to MID.  The anticipated list of Existing Arrangements shall be included in the MID Circular.

8.                                      Information Statement; Spin-Off Registration Statement; Prospectus

(a)           As soon as reasonably practicable and, in any event, within 30 days of the date hereof, MEC shall prepare and complete the Information Statement and file such completed Information Statement with the SEC in accordance with Rule 14c-5 under the 1934 Act.  MEC shall use all reasonable efforts to resolve any comments on the Information Statement from the SEC as soon as reasonably practicable after the receipt of such comments.  Once such comments are resolved or, if there are no comments, MEC shall forthwith (i) notify MID thereof and (ii) to the extent applicable, file with the SEC an amended Information Statement reflecting such resolved comments, if any, and resolve any further comments received from the SEC on the amended Information Statement.  As soon as reasonably practicable after the SEC has completed its review of the Information Statement, MEC shall cause the Information Statement to be (i) sent to holders of MEC Class A Shares and MEC Class B Shares and such other MEC security holders entitled to receive the Information Statement and (ii) filed in all jurisdictions where such filing is required, in each case, in accordance with applicable Laws.  MEC shall not make any amendments to the Information Statement without the prior written consent of MID, which consent shall not be unreasonably withheld.

(b)           As soon as reasonably practicable and, in any event, within 30 days of the date hereof, MEC shall file a registration statement on Form S-1 (or such other form of registration statement as may be appropriate and available for use by MEC) with the SEC in respect of the Spin-Off and any offer and sale of MEC Class A Shares by MID contemplated as part of the Transaction (the “Spin-Off Registration Statement”).  MEC shall use all reasonable efforts to resolve any comments on the Spin-Off Registration Statement from the SEC as soon as reasonably practicable after the receipt of such comments.  Once any comments are resolved (or to the extent there are no comments), MEC shall forthwith (i) notify MID thereof and (ii) to the extent applicable, file an amended Spin-Off Registration Statement reflecting such resolved comments with the SEC.  MEC shall (i) cause the Spin-Off Registration Statement to be declared effective by the SEC as soon as reasonably practicable after the SEC has completed its review, or notified MEC that it will not be reviewing, the Spin-Off Registration Statement and, in any event, on or prior to the Closing Date, and (ii) maintain the effectiveness of the Spin-Off Registration Statement until the date that is six months and 10 Business Days after the MEC Note Retirement Date.  MEC shall not amend the Spin-Off Registration Statement after the date of its effectiveness without the prior written consent of MID, which consent shall not be unreasonably withheld.

(c)           If required, MEC shall prepare and file a preliminary short form prospectus and a (final) short form prospectus (the “Prospectus”) and all other necessary documents in order to qualify in Ontario any distribution of MEC Class B Shares to be issued as contemplated in this Agreement for which no prospectus or registration exemption is available under applicable Canadian securities law, such that MEC shall have obtained a final decision document issued by the Ontario Securities Commission evidencing that a receipt has been issued in respect of the Prospectus not later than the Conversion Date.

(d)           MEC shall provide MID and the Stronach Group and their respective counsel with a reasonable opportunity to review and comment on the Spin-Off Registration Statement, the Information Statement and, if required, the Prospectus, and shall consult in good faith with them in connection with all communications with the SEC in connection with the Information Statement and the Spin-Off Registration Statement and, if required, with the Ontario Securities Commission in connection with the Prospectus.

(e)           MID and  the Stronach Group shall, if requested by MEC, furnish information regarding MID and the Stronach Group, respectively, for inclusion or incorporation by reference in the Information Statement, the Spin-Off Registration Statement and/or the Prospectus.  All information so provided in writing by MID or the Stronach Group is collectively referred to herein as the “MID Provided Information” or “Stronach Group MEC Provided Information”, respectively. If MID becomes aware that any MID Provided Information contains (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading, it shall promptly notify MEC of such misrepresentation, untrue statement or omission, as the case may be, and provide information which corrects such misrepresentation, untrue statement or omission. If the Stronach Group becomes aware that any of the Stronach Group MEC Provided Information contains (A) any misrepresentation (as defined in the OSA) or (B) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading, it shall promptly notify MEC of such misrepresentation, untrue statement or omission, as the case may be, and provide information which corrects such misrepresentation, untrue statement or omission.

(f)            MEC will cause the Information Statement and the Spin-Off Registration Statement, including all documents incorporated by reference therein, and all related SEC filings to comply as to form in all material respects with the requirements of the 1933 Act and 1934 Act applicable thereto as of the date of such filing.

9.                                      MID Circular

(a)           MID shall provide MEC and the Stronach Group with a reasonable opportunity to review and comment in advance on those portions of the MID Circular that refer to, or disclose information regarding, MEC and the Stronach Group and the transactions contemplated herein (provided that MID shall, acting reasonably, determine whether and to what extent to take into account such comments).

(b)           MEC and the Stronach Group shall, if requested by MID, furnish information regarding MEC and the Stronach Group, respectively, for inclusion or incorporation by reference in the MID Circular, including pro forma financial statements or information of MEC for the year ended December 31, 2007 and the nine months ended September 30, 2008, which pro forma financial statements or information shall reflect adjustments to MEC’s historical financial statements to reflect the transactions contemplated hereunder; provided that, subject to MEC’s compliance with its other covenants and agreements contained in this Section 9(b), MEC shall not be required to furnish any information or documentation in the event that MEC’s board of directors, in its sole discretion, determines that such information or documentation is confidential in nature and would not have been otherwise publicly disclosed, so long as the failure to furnish such information or documentation shall not result in the MID Circular containing (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading.  All information so provided by MEC is collectively referred to herein as the “MEC Provided Information”.  All information so provided by the Stronach Group to MID is collectively referred to herein as the “Stronach Group MID Provided Information”.  If MEC becomes aware that any MEC Provided Information contains (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading, it shall promptly notify MID of such misrepresentation, untrue statement or omission, as the case may be, and provide information which corrects such misrepresentation, untrue statement or omission. If the Stronach Group becomes aware that any Stronach Group MID Provided Information contains (A) any misrepresentation (as defined in the OSA) or (B) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading, it shall promptly notify MID of such misrepresentation, untrue statement or omission, as the case may be, and provide information which corrects such misrepresentation, untrue statement or omission.

(c)           MEC shall provide such reasonable assistance as may be requested by MID in connection with any road shows conducted by MID management or its representatives prior to the MID Meeting.

10.                               Agreement to Vote in Favour of the Transaction Resolution

(a)           Subject to the terms and conditions hereof and other than as provided in Section 10(b), the Stronach Group hereby irrevocably covenants and agrees to vote or cause to be voted in favour of the Transaction Resolution at the MID Meeting, including in connection with any separate vote of any class of shareholders or other holders of securities of MID that may be taken and of which class the Stronach Group is a member:

(i)                      all the MID Class A Shares and MID Class B Shares that are beneficially owned, or in respect of which the voting is controlled or directed (other than the Plan Shares), directly or indirectly, by the Stronach Group as of the date hereof, which are set forth on Schedule C hereto; and

(ii)                   any other securities of MID that become beneficially owned, or in respect of which the voting is controlled or directed, directly or indirectly, by the Stronach Group following the date hereof prior to the MID Meeting,

(collectively, the “Stronach Group MID Securities”).

(b)           Notwithstanding the provisions of Section 10(a), the obligations of the Stronach Group under Section 10(a) shall be conditional on the receipt at the MID Meeting of Minority Approval.

(c)           The Stronach Group shall immediately revoke or terminate any proxies, voting trusts, voting agreements or similar arrangements previously given or entered into with respect to the Stronach Group MID Securities that would prevent the Stronach Group, in any way, from acting in accordance with the provisions hereof.

(d)           Except with the prior written consent of MID, the Stronach Group agrees that, during the period commencing on the date hereof and continuing until the earlier of the Conversion Date or the termination of this Agreement in accordance with its terms, it shall not, other than to an affiliate of the Stronach Trust that agrees to be bound by the provisions of this Agreement, sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Stronach Group MID Securities or relinquish or modify its right to vote any of the Stronach Group MID Securities, or enter into any agreement to do any of the foregoing.

11.                               Representations and Warranties

(a)           Each of MID, MEC and each member of the Stronach Group represents and warrants to the others and expressly acknowledges that MID (in the case of representations and warranties by MEC and the Stronach Group), MEC (in the case of representations and warranties by MID and the Stronach Group) and the Stronach Group (in the case of representations and warranties by MID and MEC) are relying upon such representations and warranties in connection with entering into this Agreement:

(i)                      it is an entity duly organized, validly existing and to the extent such concept is applicable to such entity, in good standing under the laws of its jurisdiction of incorporation, and has the requisite corporate or other power and authority to carry on its business as currently conducted and execute and deliver this Agreement and to perform its obligations hereunder;

(ii)                   this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and binding obligation enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally, or by general principles of equity or public policy (regardless of whether enforcement is considered in a proceeding in equity or at law);

(iii)                none of the execution and delivery of this Agreement by it and the consummation of the transactions herein provided for shall result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligations under, and with respect to sub-clause (A) hereof, require consent, waiver or approval or give the right of amendment or cancellation of any material obligation under, (A) any contract to which it is a party or by which it is bound, (B) any provision of its organizational documents or (C) any Law to which it is subject or by which it is bound, except, in each case, as would not have a material adverse effect on the business, operations or financial condition of such party and its Subsidiaries taken as a whole (excluding, in the case of MID, a material adverse effect on the business, operation or financial condition of MEC and its Subsidiaries and, in the case of MEC, except for such consents, notices, approvals and filings as may be necessary (a) to effect the Consolidation and (b) under applicable horse racing or gaming legislation in connection with the change in ownership of MEC); and

(iv)               except for reports under Section 13 of the 1934 Act, blue sky laws and as required under applicable Canadian securities law (including the by-laws, rules, regulations and policies of the TSX and NASDAQ), no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Authority is necessary or required to be made or obtained by it in connection with the transactions contemplated herein, except for (A) in the case of MEC, such consents, notices, approvals and filings as contemplated in Sections 5(d), 5(e), 5(f), 8(a) and 8(b) and as may be necessary under applicable horse racing or gaming legislation in connection with the change in ownership of MEC or (B) in the case of MID, orders of the Court and filings with the Director in connection with the Arrangement.

(b)           MEC hereby represents and warrants to MID as follows and expressly acknowledges that MID is relying upon such representations and warranties in connection with entering into this Agreement:

(i)                      MEC is exempt from the formal valuation and minority approval requirements of Part 5 of MI 61-101 with respect to the transactions contemplated herein;

(ii)                   MEC reasonably believes that it will be exempt from the shareholder approval requirement in Section 604 of the TSX Company Manual with respect to the transactions contemplated herein;

(iii)                the MEC Provided Information to be provided by it to MID for inclusion or incorporation by reference in the MID Circular shall not, as of the date such information is provided and as of the date of the MID Circular, contain (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading; and

(iv)               other than with respect to any MID Provided Information or Stronach Group MEC Provided Information contained therein, the Information Statement and the Spin-Off Registration Statement to be filed by MEC with the SEC in connection with the transactions contemplated hereby, at the time they are filed with the SEC, and, in the case of the Information Statement, at the time it is first mailed to the MEC stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)           Each member of the Stronach Group hereby represents and warrants to MID as follows and expressly acknowledges that MID is relying upon such representations and warranties in connection with entering into this Agreement:

(i)                      it is the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of the Stronach Group MID Securities listed on Schedule C hereto applicable to it, and it does not own beneficially any other MID securities;

(ii)                   it has the right to vote, or control or direct the voting rights in respect of the Stronach Group MID Securities listed on Schedule C hereto applicable to it, and it does not have the right to vote, or control or direct the voting rights in respect of, any other MID securities;

(iii)                no person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from it of any of its Stronach Group MID Securities or any interest therein or right thereto;

(iv)               to its knowledge, after reasonable inquiry, (A) neither it nor its respective directors or officers, as applicable, are aware of any MID Class A Shares or MID Class B Shares that are beneficially owned by or over which control or direction is exercised by any of the persons identified in clauses (b) to (d) of Section 8.1(2) of MI 61-101 other than the Stronach Group MID Securities identified on Schedule C and the MID Class A Shares and/or MID Class B Shares beneficially owned by each of 865714 Ontario Inc., the Magna Plans, MIC Trust, Donald Walker and Elfriede Stronach and (B) as of the date of this agreement, 865714 Ontario Inc. beneficially owns 45,870 MID Class B Shares, MIC Trust beneficially owns 28,482 MID Class B Shares, Donald Walker beneficially owns 5,000 MID Class B Shares and Elfriede Stronach beneficially owns 350 MID Class A Shares;

(v)                  it is not a party to any shareholders’ agreement, voting trust, voting agreement or other agreement, nor, to its knowledge, does it have any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust, voting agreement or other agreement, affecting the Stronach Group MID Securities held by it or its ability to exercise all ownership rights thereto, including the voting of any of the Stronach Group MID Securities held by it, in a manner that would prevent it, in any way, from acting in accordance with the provisions hereof;

(vi)               no proceedings are pending against it which, if adversely determined, will have an adverse effect on its ability to vote any of its Stronach Group MID Securities and it has not previously assigned or sold any of its Stronach Group MID Securities to any third party; and

(vii)            the Stronach Group MID Provided Information to be provided by it to MID for inclusion or incorporation by reference in the MID Circular shall not, as of the date such information is provided and as of the date of the MID Circular, contain (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading.

(d)           Each member of the Stronach Group hereby represents and warrants to MEC and acknowledges that MEC is relying upon such representation and warranty in connection with entering into this Agreement that the Stronach Group MEC Provided Information provided by it to MEC for inclusion or incorporation by reference in the Information Statement and/or the Spin-Off Registration Statement does not, as of the date such information is provided and as of the date of the Information Statement and/or the Spin-Off Registration Statement, as the case may be, contain (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading.

(e)           MID hereby represents and warrants to MEC and expressly acknowledges that MEC is relying upon such representation and warranty in connection with entering into this Agreement that the MID Provided Information to be provided by it to MEC for inclusion or incorporation by reference in the Information Statement and/or the Spin-Off Registration Statement shall not, as of the date such information is provided and as of the date of the Information Statement and/or the Spin-Off Registration Statement, as the case may be, contain (i) any misrepresentation (as defined in the OSA) or (ii) any untrue statement of a material fact or any omission to state a material fact necessary in order to make any of the statements therein, in the light of the circumstances in which they were made, not misleading.

12.                               Covenants

(a)           MID hereby covenants in favour of the Stronach Group that MID shall:

(i)                      as soon as reasonably practicable following the date hereof, bring an application before the Court for the grant of the Interim Order providing for, among other things, the calling and holding of the MID Meeting as soon as reasonably practicable following the date hereof;

(ii)                   as soon as reasonably practicable following the date hereof, prepare the MID Circular, and mail the MID Circular to the MID shareholders not later than 21 days before the MID Meeting;

(iii)                as soon as reasonably practicable after the Interim Order has been obtained, convene and hold the MID Meeting for the purpose of having the MID shareholders consider the Transaction Resolution;

(iv)               if the Transaction Resolution is approved at the MID Meeting as required by the Interim Order, bring an application, as soon as reasonably practicable after the MID Meeting, before the Court for the Final Order approving the Arrangement; and

(v)                  if the Final Order is obtained, as soon as reasonably practicable thereafter, send Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to the Director to give effect to the Arrangement.

(b)           MID hereby covenants in favour of MEC that, subject to the terms and conditions hereof, MID shall vote or cause to be voted and to consent in writing to all such matters that are the subject of the Information Statement.

(c)           MEC hereby covenants in favour of MID that:

(i)                      MEC shall use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including, without limitation, its core racetrack assets, that will result in MEC receiving net cash sale proceeds or joint venture payments sufficient to repay, retire, redeem, defease or extinguish all MEC Notes by no later than the Maturity Date; and

(ii)                   until the earlier to occur of (i) the repayment, retirement, redemption, defeasance or extinguishment in full of the Existing Loans and the New Loan and (ii) the Conversion Date, MEC shall not, and shall not permit its Subsidiaries to, directly or indirectly, incur, assume or suffer to exist any new indebtedness or enter into any guarantees, hypothecation or other agreements which would make MEC or any such Subsidiary liable for any indebtedness or expense other than Permitted Debt.

(d)           The Stronach Group hereby covenants in favour of MID that the Stronach Group shall not tender any MID Class A Shares in the substantial issuer bid(s) and any normal course issuer bid(s) to be made by MID as contemplated by the Transaction.

13.                               Conditions to Implementation of Arrangement

(a)           The obligations of MID to file Articles of Arrangement as contemplated under Section 12(a)(v) are subject to the fulfillment of the following conditions, which conditions are for the sole benefit of MID and may be waived by it in whole or in part by notice in writing to the Stronach Group and MEC without prejudice to the rights of MID to rely on any other condition:

(i)                      the Transaction Resolution shall have been approved by MID shareholders in accordance with the interim order of the Court in respect of the Arrangement (the “Interim Order”) and Minority Approval shall have been obtained, as provided in the Interim Order;

(ii)                   the Interim Order and a final order of the Court with respect to the Arrangement (the “Final Order”) shall each have been granted in form and substance satisfactory to MID, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to MID on appeal or otherwise;

(iii)                all representations and warranties of MEC and the Stronach Group contained in this Agreement shall be true as of the Closing Date in all material respects, as though made on and as of the Closing Date, and a certificate of an officer of each of MEC and the Stronach Group to that effect shall have been delivered to MID, such certificate to be in form and substance satisfactory to MID, acting reasonably;

(iv)               each of MEC and the Stronach Group shall have performed each of their respective obligations under this Agreement in all material respects to the extent required to be performed on or before the Closing Date or the Conversion Date, as the case may be, and a certificate of an officer of each of MEC and the Stronach Group to that effect shall have been delivered to MID, such certificate to be in form and substance satisfactory to MID, acting reasonably;

(v)                  all customary regulatory approvals relating to the issuance of the MEC Issued Shares, including the conditional listing of the MID Loan Shares and MEC Exchanged Shares on the TSX and NASDAQ as provided under Sections 5(e) and 5(f), shall have been obtained;

(vi)               there shall have been no change, effect, event, circumstance, fact or occurrence after the date hereof that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, condition (financial or otherwise), assets (tangible or intangible), liabilities (contingent or otherwise) or results of operations of MEC and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, fact or occurrence (A) relating primarily to general political, economic or financial conditions, (B) relating primarily to the state of securities or commodities markets in general, (C) primarily attributable to the announcement of the transactions contemplated hereunder, (D) relating primarily to the industries in which MEC and its Subsidiaries operate in general and not to MEC or its Subsidiaries in any specific manner or (E) relating primarily to non-cash impairment charges or changes in Canadian or United States generally accepted accounting principles, and in the case of clauses (A) and (D), not having or reasonably expected to have a materially disproportionate effect on MEC and its Subsidiaries, taken as a whole, as compared to other persons in the industries in which MEC and its Subsidiaries operate;

(vii)            the Spin-Off Registration Statement shall have become effective in accordance with the provisions of the 1933 Act. No stop order suspending the effectiveness of the Spin-Off Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or, to the knowledge of MEC, threatened by the SEC and not been dismissed. All necessary state securities or blue sky authorizations shall have been received;

(viii)   no proceeding shall have been commenced before or by a Governmental Authority that has not been terminated, nor any order having been issued and not withdrawn by such Governmental Authority, to suspend or cease trading in MEC shares or to otherwise prevent consummation of the transactions contemplated hereunder; and

(ix)                 this Agreement shall not have been terminated pursuant to Section 14 hereof.

(b)           MID will give prompt notice to MEC and the Stronach Group of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to satisfy any of the conditions precedent in Section 13(a) hereof.

14.                               Termination

This Agreement may be terminated by any party at any time prior to the filing of Articles of Arrangement as contemplated under Section 12(a)(v) hereof:

(a)                                 by any party if the Transaction Resolution shall not have been approved by MID shareholders at the MID Meeting in accordance with the Interim Order;

(b)                                by any party if the Court issues a final non-appealable order that it does not approve the Arrangement;

(c)                                 by MID upon the occurrence or non-occurrence of an event that causes MID to determine, acting reasonably, that a condition precedent in Section 13(a) is not capable of being satisfied;

(d)                                by the Stronach Group in the event that the terms of the transactions contemplated hereunder, taken as a whole, presented for approval by the MID shareholders at the MID Meeting, approved by the Court pursuant to the Final Order, or contained in the Transaction Resolution are inconsistent with those set forth in the Term Sheet; provided, however, that the Stronach Group may not terminate this Agreement under this Section 14(d) if such inconsistent term is caused to be included by, consented to, acquiesced in, or approved by, any member of the Stronach Group;

(e)                                 by MEC in the event that the terms of the transactions contemplated hereunder, taken as a whole, presented for approval by the MID shareholders at the MID Meeting, approved by the Court pursuant to the Final Order, or contained in the Transaction Resolution are inconsistent with those set forth in the Term Sheet in a manner that is materially adverse to MEC; provided, however, that MEC may not terminate this Agreement under this Section 14(e) if such inconsistent term is caused to be included by, consented to, acquiesced in, or approved by, MEC;

(f)                                   by any party in the event that MEC becomes subject to any proceeding to adjudicate it as bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; and

(g)                                by any party if the Closing Date has not occurred on or prior to March 31, 2009.

15.                               Indemnification

(a)           MEC shall indemnify MID and its directors, partners, officers, employees, agents and controlling persons (the “MEC Indemnified Parties”) and defend and hold them harmless from and against any and all losses (other than losses of profit), claims, costs, damages and liabilities (“Losses”), joint or several, caused by or arising directly or indirectly by reason of: (i) any MEC Provided Information contained in the MID Circular or any amendment or supplement thereto being or being alleged to be a misrepresentation (as defined in applicable Canadian securities laws), or, relating solely to the MEC Provided Information, there being any untrue statement or alleged untrue statement of material fact or any omission or alleged omission to state therein any material fact necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made; (ii) any information or statement (except MID Provided Information or the Stronach Group MEC Provided Information) contained in the Information Statement, the Spin-Off Registration Statement or, if required, the Prospectus, or any amendment or supplements thereto or in any other document or material filed or delivered by MEC in connection with the approval of the Arrangement, being or being alleged to be a misrepresentation (as defined in applicable Canadian securities laws), or (except in respect of  MID Provided Information or the Stronach Group MEC Provided Information) any untrue statement or alleged untrue statement of material fact or any omission or alleged omission to state therein any material fact necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made, or (iii) MEC not complying in all material respects with applicable Canadian or U.S. securities laws in connection with the transactions contemplated by this Agreement. MEC will reimburse the MEC Indemnified Parties for all reasonable costs, charges and expenses (including reasonable fees and expenses of legal counsel), as incurred, which any of them may pay or incur in connection with investigating and defending any claim or action in respect of subparagraphs (i) through (iii) hereof. This indemnity is in addition to any liability to the MEC Indemnified Parties which MEC may otherwise have.

(b)           MID shall indemnify MEC and its respective directors, partners, officers, employees, agents and controlling persons (the “MID Indemnified Parties”) and defend and hold them harmless from and against any and all Losses, joint or several, caused by or arising directly or indirectly by reason of: (i) any MID Provided Information contained in the Information Statement, the Spin-Off Registration Statement or, if required, the Prospectus or any amendment or supplement thereto being or being alleged to be a misrepresentation (as defined in the OSA), or, relating solely to the MID Provided Information, there being any untrue statement or alleged untrue statement of material fact or any omission or alleged omission to state therein any material fact necessary to make any of the statements therein not misleading or not misleading in the light of the circumstances in which they were made,  (ii) any information or statement (except MEC Provided Information and the Stronach Group MID Provided Information) contained in the MID Circular, or any amendment or supplements thereto or in any other document or material filed or delivered by MID in connection with the approval of the Arrangement, being or being alleged to be a misrepresentation (as defined in applicable Canadian securities laws), or (except in respect of MEC Provided Information and the Stronach Group MID Provided Information) any untrue statement or alleged untrue statement of material fact or any omission or alleged omission to state therein any material fact necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made; or (iii) MID not complying in all material respects with applicable Canadian or U.S. securities laws in connection with the transactions contemplated by this Agreement. MID will reimburse the MID Indemnified Parties for all reasonable costs, charges and expenses (including reasonable fees and expenses of legal counsel), as incurred, which any of them may pay or incur in connection with investigating and defending any claim or action in respect of subparagraphs (i) through (iii) hereof. This indemnity is in addition to any liability to the MID Indemnified Parties which MID may otherwise have.

(c)           Each member of the Stronach Group, on a several basis, shall indemnify MEC and MID and their respective directors, partners, officers, employees, agents and controlling persons (the “Stronach Group Indemnified Parties”, and together with the MEC Indemnified

Parties and the MID Indemnified Parties, the “Indemnified Parties”) and defend and hold them harmless from and against any and all Losses, joint or several, caused by or arising directly or indirectly by reason of: (i) its Stronach Group MEC Provided Information or its Stronach Group MID Provided Information contained in the Information Statement, the Spin-Off Registration Statement, the Prospectus or the MID Circular or any amendment or supplement thereto being or being alleged to be a misrepresentation (as defined in the OSA), or, relating solely to its Stronach Group MID Provided Information or its Stronach Group MEC Provided Information, there being any untrue statement or alleged untrue statement of material fact or any omission or alleged omission to state therein any material fact necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made; or (ii) such member of the Stronach Group not complying with applicable Canadian or U.S. securities laws in connection with the transactions contemplated by this Agreement. Each member of the Stronach Group, on a several basis, will reimburse the Stronach Group Indemnified Parties for all reasonable costs, charges and expenses (including reasonable fees and expenses of legal counsel), as incurred, which any of them may pay or incur in connection with investigating and defending any claim or action in respect of subparagraphs (i) or (ii) hereof. This indemnity is in addition to any liability to the Stronach Group Indemnified Parties which the Stronach Group may otherwise have.

(d)           If the indemnification provided for in subsections (a), (b) or (c) of this Section 15 is unavailable to or insufficient to hold harmless an Indemnified Party under subsections (a), (b) or (c) in respect of any Losses referred to therein, then each party otherwise obligated to provide indemnification hereunder shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative faults of MID, MEC, or the members of the Stronach Group, as applicable in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by MID, MEC, or the Stronach Group, as applicable and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this Section 15(d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or  defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The rights to contribution provided in this paragraph shall be in addition to and not in derogation from any other right to contribution which MID, MEC or any member of the Stronach Group may have by statute or otherwise at law.

16.                               General

(a)           MEC shall use reasonable commercial efforts to obtain before the MEC Note Retirement Date such consents, notices, approvals and filings as may be necessary under applicable horse racing or gaming legislation in connection with the change in ownership of MEC upon the consummation of the transactions contemplated hereunder, except for such consents, notices, approvals and filings the failure of which to obtain would not reasonably be expected to have a material adverse effect on MEC and its Subsidiaries taken as a whole.

(b)           Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any of the transactions contemplated herein.

(c)           MEC shall provide MID with an opportunity to review and comment on any press release or other public statement to be made by MEC in respect of the transactions contemplated herein. MID shall provide MEC with an opportunity to review and comment on the relevant text of any press release or other public statement to be made by MID in respect of the transactions contemplated herein that refers to MEC (other than a reference solely to describe the terms of the transactions contemplated herein). None of the members of the Stronach Group shall issue any press release or make any other public statement in respect of the transactions contemplated herein.

(d)           All notices, requests, demands and other communications hereunder shall be in writing and shall be (i) delivered in person, (ii) transmitted by facsimile transmission (with written confirmation of a successful transmission), (iii) sent by e-mail (with a copy of such notice to be sent by prepaid first class registered or certified mail, return receipt requested or recognized prepaid overnight courier service) or (iv) delivered by a nationally recognized prepaid overnight courier service (return receipt requested) addressed as follows:

If to MID:

MI Developments Inc.
455 Magna Drive
Aurora, Ontario L4G 7A9

Attention:	General Counsel

Email:	richard_crofts@midevelopments.com
Fax No.:	(905) 726-2095

If to MEC:

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario L4G 7K1

Attention:	Chief Financial Officer

Email:	blake.tohana@magnaent.com
Fax No.:	(905) 726-2585

If to 445327 Ontario Limited:

Belinda Stronach
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

If to the Stronach Trust:

Belinda Stronach
c/o Magna International Inc.
337 Magna Drive
Aurora, Ontario
L4G 7K1

If to Fair Enterprise Limited:

EFG Trust Company Limited
P.O. Box 641, No 1 Seaton Place
St. Helier, Jersey
JE4 8YJ

Attention: Sean Coughlan

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day), provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(e)           This Agreement (together with the Schedules attached hereto and any other agreements between the parties hereto required to give effect to the Transaction) sets forth the entire agreement and understanding among the parties hereto in respect of the transactions contemplated hereby. Notwithstanding anything to the contrary provided in this Agreement, this Agreement shall not affect any of the rights of MID or MID Lender under the Existing Loans or the New Loan, including as the Existing Loans and the New Loan may be amended pursuant to Section 3 hereof. In the event of any conflict or inconsistency between the provisions contained in this Agreement and the provisions of the Term Sheet, the provisions of this Agreement shall prevail. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the parties other than as expressly set forth in this Agreement (together with any other agreements between the parties hereto required to give effect to the transactions contemplated hereby). This Agreement and the rights hereunder are not transferable or assignable by the parties.

(f)            This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

(g)           Time is of the essence in the performance of this Agreement.

(h)           This Agreement may not be amended or modified except by a written instrument executed by all parties hereto, and no waiver of any provision of this Agreement shall be effective unless in writing and executed by the party against whom such waiver is sought to be enforced.

(i)            This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party without the prior written consent of the other parties.

(j)            This Agreement may be executed by facsimile transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(k)           Each of the parties hereto recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement shall cause the other parties to sustain damages for which such non-breaching parties would not have an adequate remedy at law for money damages and, therefore, each of the parties agrees that in the event of such a breach, the non-breaching parties shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which they may be entitled at law or in equity.

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to MID the enclosed duplicate original of this Agreement by facsimile or otherwise.

MI DEVELOPMENTS INC.

by	“signed”
	Name:	Dennis Mills
	Title:	Chief Executive Officer

“signed”
	Name:	Richard J. Crofts
	Title:	Executive Vice-President, Corporate Development, General Counsel and Secretary

Irrevocably accepted and agreed to this 26th day of November, 2008.

MAGNA ENTERTAINMENT CORP.

by	“signed”
	Name:	Blake Tohana
	Title:	Executive Vice President and Chief Financial Officer

“signed”
	Name:	William Ford
	Title:	Secretary

STRONACH TRUST

by	“signed”
	Name:	Belinda Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

by	“signed”
	Name:	Belinda Stronach
	Title:	President

FAIR ENTERPRISE LIMITED

by	“signed”
	Name:	EFG Trust Company Limited, by its director Sean Coughlan
	Title:	Director

“signed”
	Name:	EFG Corporate Services Limited, by its director Kevin Mercury
	Title:	Director

SCHEDULE A

TERM SHEET

INDICATIVE TERM SHEET

NOVEMBER 26, 2008

(all amounts are US$)

The transactions contemplated by this Term Sheet are collectively referred to herein as the “Transactions”. Certain of the Transactions to be effected on or after the closing date (referred to herein as the “Closing Date”) will be subject to approval by MID’s shareholders (including by a majority of the votes cast by MID’s minority Class A shareholders). The date on which the Transactions are publicly announced is referred to herein as the “Announcement Date”.

MI Developments Inc. is referred to herein as “MID” and Magna Entertainment Corp. is referred to herein as “MEC”. The Class A Subordinate Voting Shares of MID are referred to herein as “MID Class A Shares”, the shares of Class A Subordinate Voting Stock of MEC are referred to herein as “MEC Class A Shares” and the shares of Class B Stock of MEC are referred to herein as “MEC Class B Shares”. Frank Stronach, together with Stronach Trust and Fair Enterprise Limited and their respective subsidiaries (but, for greater certainty, excluding MID, MEC and Magna International Inc. and their respective subsidiaries), are collectively referred to herein as “Stronach Group”. References to MID or MEC will be deemed to include references to such parties’ subsidiaries or successors, as applicable.

On the Announcement Date, MID, MEC and Stronach Group will enter into an agreement (the “Transaction Agreement”) whereby each of them will agree to complete as promptly as commercially reasonable the respective transactions referred to in this Term Sheet to which they are a party.

17.                               New Loan to MEC and Changes to Existing Loans

(a)                                 MEC will covenant in the Transaction Agreement to use commercially reasonable efforts to sell or enter into joint ventures in respect of its assets, including without limitation its core racetrack assets, that will result in MEC receiving net sale proceeds or joint venture payments sufficient to retire or extinguish no later than December 14, 2009 all of its $75 million 7.25% convertible subordinated notes due December 15, 2009 and its $150 million 8.55% convertible subordinated notes due June 15, 2010 (collectively, the “MEC Subordinated Notes”).

(b)                                On the Announcement Date, MID will make available to MEC a new loan (the “New Loan”). The New Loan will have two tranches: (i) a first tranche in the amount of up to $50 million (plus costs and fees in respect of the New Loan) to fund MEC through the Closing Date (the “New Loan First Tranche”) and (ii) a second tranche in the amount of up to $60 million (the “New Loan Second Tranche”) to fund costs associated with the application by Laurel Park, a subsidiary of MEC, for a Maryland slots license and, provided that such license is awarded, the costs associated with building the temporary slots facility. The New Loan will bear interest at the rate of LIBOR plus 12%, will be guaranteed by certain subsidiaries of MEC and will be secured by substantially all the assets of MEC and the guarantors (subject to prior encumbrances). The New Loan will contain customary terms and conditions acceptable to MID.

•                 The New Loan First Tranche will be available for drawdown on the Announcement Date and all requests for drawdowns under the New Loan First Tranche will be in accordance with weekly cash flow forecast reports to be delivered by MEC to MID and used solely to fund (i) operations, (ii) payments of principal or interest and other costs under the New Loan and under other loans provided by MID to MEC, (iii) mandatory payments of interest in connection with permitted debt (as defined in the New Loan), (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City Enterprises and Caruso Affiliated. The New Loan First Tranche will mature on March 31, 2009, subject to accelerated maturity in the event that the Transactions do not receive the requisite MID shareholder approval or are abandoned or withdrawn (any such event, a “Transaction Termination Event”) to thirty (30) days following such Transaction Termination Event.

•                 The New Loan Second Tranche will be available for drawdown (i) in an amount of up to $30 million to fund the initial license fee and any additional slots license application costs for the application by Laurel Park for a Maryland slots license, subject to MID’s satisfaction, in its sole and absolute discretion, with such application and (ii) following receipt of the Maryland slots license, in an amount of up to an additional $30 million to fund the construction of the temporary slots facility at Laurel Park, subject to MID’s satisfaction, in its sole and absolute discretion, with the municipal approvals, design and construction of such facility. Laurel Park is a subsidiary of The Maryland Jockey Club group of companies (“MJC”), which are subsidiaries of MEC. At such time as the New Loan Second Tranche is made available to MEC, the New Loan will be guaranteed by MJC and secured by a charge over all of such companies’ assets that ranks prior to all encumbrances on such assets other than encumbrances that secure the existing third party bank loans to MJC as of the Announcement Date up to an aggregate maximum of $15 million (the “MJC Existing Loans”) and customary permitted encumbrances. In the event that the third party bank will not permit second-ranking encumbrances to be registered against the MJC assets, the amount of the New Loan Second Tranche will be increased by the amount necessary to pay out in full the MJC Existing Loans (subject to an aggregate maximum of $75 million). The New Loan Second Tranche will mature on December 31, 2011, subject to accelerated maturity to (i) ninety (90) days following the Laurel slots application being denied or withdrawn, (ii) immediately on the closing of any sale of Laurel Park or (iii) immediately on the closing of any new financing in connection with Laurel slots. MEC will be required to repay the New Loan Second Tranche upon receipt of any refunds of any license fees and license application fees if the Laurel slots application is denied or withdrawn.

(c)                                 On the Announcement Date, each of the maturity date of the existing bridge loan to MEC from MID (the “Bridge Loan”), the repayment deadline for $100 million under the project financing facility for Gulfstream Park (the “Gulfstream Facility”) and the date until which repayments under the Gulfstream Facility and the project financing facility for Remington Park (the “Remington Facility”) would not be subject to a make-whole payment, will be extended by MID as permitted under the terms of the agreements governing such loans, to March 31, 2009, subject to accelerated maturity in the event of a

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Transaction Termination Event to thirty (30) days following such Transaction Termination Event.

(d)                                The transactions set forth in Sections 1(b) and 1(c) above are conditional on MEC extending its $40 million credit facility with a Canadian chartered bank such that it matures no earlier than March 16, 2009, subject to accelerated maturity to fifteen (15) days following a Transaction Termination Event.

(e)                                 MEC will agree to pay to MID fees in connection with the New Loan, the extensions to the Bridge Loan, Gulfstream Facility and the Remington Facility that are substantially similar to the fees historically paid by MEC to MID in connection with the existing loans.

(f)                                   On the Closing Date, (i) each of the maturity date of the New Loan First Tranche, the Bridge Loan, the repayment deadline for $100 million under the Gulfstream Facility and the date until which repayments under the Gulfstream Facility and the Remington Facility would not be subject to a make-whole payment, will be extended to December 14, 2009 (subject to further extension in the event that the MEC Subordinated Notes Retirement Date occurs after October 30, 2009 and on or before December 14, 2009, to the Conversion Date), (ii) the amount of the New Loan First Tranche will be increased by $25 million to $75 million, with such additional $25 million to be available to MEC only for the purpose of contributing to the retirement or extinguishment of all of the MEC Subordinated Notes and (iii) the New Loan First Tranche, the Bridge Loan, the Gulfstream Facility and the Remington Facility will be amended to provide for (A) the deferral of interest and principal repayments until the day immediately preceding the maturity date, (B) the obligation of MEC on the Conversion Date to repay such facilities in full (including all deferred interest) with, at MEC’s option, cash and/or MEC Class A Shares as set forth in Section 3(b) below and (C) the requirement that MEC place into escrow with MID (the “Escrow”) the net proceeds from any equity raises, asset sales (other than the MID Real Estate Purchases described in Section 2(a) below), joint ventures or other transactions. MID will hold the Escrow as security for the loans to MEC, and MEC will be permitted to use the funds in the Escrow solely (i) to prepay in cash, from time to time, in the following order of priority, the Gulfstream Facility, the Bridge Loan, the New Loan and the Remington Facility (for greater certainty, without being charged any mark-to-market or make-whole payment in relation to any such prepayment) and (ii) to retire or extinguish, in whole but not in part, the MEC Subordinated Notes. Any cash received by MID pursuant to a prepayment of the Gulfstream Facility, the Bridge Loan, the New Loan First Tranche and the Remington Facility will be distributed to MID shareholders, either as a special distribution or pursuant to an issuer bid for MID Class A Shares.

(g)                                In the Transaction Agreement, MEC will covenant not to incur any additional indebtedness until the earlier of (i) the repayment in full of all loans owing to MID (other than the New Loan Second Tranche) and (ii) the Loan Conversion (as defined in Section 3(b) below).

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18.                               MID Real Estate Purchases

(a)                                 On the Closing Date, MID will purchase from MEC for cash development lands in Aventura, Florida, Ocala, Florida and Dixon, California, additional acreage in Palm Beach, Florida, and MEC’s membership interest in, and land underlying, the joint venture with Forest City Enterprises at Gulfstream Park (collectively, the “MID Real Estate Purchases”). The purchase price for the MID Real Estate Purchases will be the fair market value of such assets as of the Announcement Date as determined by negotiation between the Special Committees of MID and MEC. For illustrative purposes, MID estimates that the purchase price will be approximately $100 - $120 million. The actual purchase price for the MID Real Estate Purchases will be included in the management information circular prepared by MID in connection with the Transactions.

(b)                                MEC will use the proceeds from the MID Real Estate Purchases to (i) repay its $40 million credit facility with a Canadian chartered bank, (ii) repay the $4.5 million term loan to a U.S. bank in connection with MEC’s Amtote International subsidiary and (iii) for operational and working capital purposes in accordance with the restrictions on use of proceeds set forth for the New Loan First Tranche as described above.

19.                               Separation of MID and MEC

(a)                                    On the date (the “MEC Subordinated Notes Retirement Date”) on which MEC has retired or extinguished all of the MEC Subordinated Notes in cash, through an equity raise (including a conversion of such notes into MEC Class A Shares), asset sales or by means of any other transaction that does not involve MEC incurring additional indebtedness, MID will (i) sell to Stronach Group 335,000 MEC Class B Shares for a price per share of $1.3552, being the volume-weighted average price of the MEC Class A Shares on NASDAQ for the five trading days immediately prior to the Announcement Date (the “MEC Share Price”) and (ii) convert its remaining 2,588,302 MEC Class B Shares into MEC Class A Shares on a one-for-one basis in accordance with the existing terms of the MEC Class B Shares and dispose of such shares and the 218,116 MEC Class A Shares currently owned by MID to one or more non-related third parties.

(b)                                   On the date (the “Conversion Date”) that is forty-five (45) days after the MEC Subordinated Notes Retirement Date, the New Loan First Tranche, the Bridge Loan, the Gulfstream Facility and the Remington Facility (including, in each case, all deferred interest) will, at MEC’s option, either (i) be repaid in cash by MEC, in whole or in part, or (ii) be converted (the “Loan Conversion”) into MEC Class A Shares. The conversion price for all such loans that form part of the Loan Conversion will be $1.1519 per share, being the MEC Share Price less a 15% discount (the “Conversion Price”).

(c)                                    On the Conversion Date, MEC will issue to Stronach Group at a price per share equal to the Conversion Price (i) $30 million of MEC Class B Shares and (ii) at the option of Stronach Group, up to that additional number of MEC Class B Shares, if any, that, together with the MEC Class B Shares sold to Stronach Group by MID and the MEC Class B Shares acquired by Stronach Group pursuant to clause (i) of this Section 3(c),

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will represent a 60% voting interest in MEC after giving effect to the Transactions and the Loan Conversion.

(d)                                   As soon as reasonably practicable following the Conversion Date, MID will spin off, by way of return of capital, to holders of MID shares (including Stronach Group on its existing MID shares and the MID shares acquired by Stronach Group as contemplated in Section 5 below) on a pro rata basis, all MEC Class A Shares received pursuant to the Loan Conversion. MID will apply to the Canada Revenue Agency for a tax ruling with respect to the MEC spin-off by way of return of capital. The receipt of a tax ruling is not a condition to the completion of the Transactions and, in the event that the tax ruling is not obtained or is delayed, MID will determine in its sole discretion how to effect the MEC spin-off.

20.                               MEC Forbearance

MID will agree that, after the Closing Date, other than pursuant to arrangements existing at the Announcement Date or contemplated by this Term Sheet, it will not, without the prior approval of the majority of the votes cast by minority holders of MID Class A Shares, (a) enter the horseracing or gaming business or enter into any transactions with entities in the horseracing or gaming business, (b) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or (c) enter into any transactions with, or provide any services or personnel to, MEC; except (i) pursuant to the terms of arrangements existing on the Closing Date or entered into after the Closing Date in compliance with this Section 4, including the enforcement of rights thereunder or (ii) amendments, waivers or modifications to the terms of arrangements existing on the Closing Date, which amendments, waivers or modifications are not material.

21.                               Stronach Group Equity Interest in MID

On the Closing Date, Stronach Group will purchase from MID a number of units (the “Units”) equal to 5% of the outstanding number of MID Class A Shares and MID Class B Shares as at, and after taking into account the impact of, the closing of the Transactions. Each Unit will be comprised of (a) one MID Class A Share and (b) one three-year warrant to purchase an MID Class A Share. The purchase price for the Units will be $8.37 per Unit, being the volume-weighted average price of the MID Class A Shares on the NYSE for the five trading days immediately prior to the Announcement Date (the “Unit Purchase Price”). The exercise price for the warrants will be $10.46, representing a 25% premium to the Unit Purchase Price (without any adjustment for the MEC spin-off).

22.                               New Debt and Substantial Issuer Bid

(a)                                    MID will use commercially reasonable efforts to arrange approximately $325 million of new debt financing (the “New  Debt”) that will be available on the Closing Date to fund the MID Real Estate Purchases and a substantial issuer bid (“SIB”) to acquire MID Class A Shares. The New Debt may include a public bond issue, term bank facilities and/or a bank revolving credit facility, and MID will publicly disclose the amount of New Debt

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for which it has commitments in place in advance of the MID shareholder meeting to be held to consider the Transactions. After incurring the New Debt, MID’s pro forma debt-to-capitalization ratio (assuming the separation of MID and MEC as described above  under Section 3 and after giving effect to the SIB) will be approximately 40%, but in no event will exceed 40%.

(b)                                   MID intends to redeem not less than $240 million of MID Class A Shares pursuant to the SIB. If MID is not able to arrange sufficient New Debt to undertake a $240 million SIB commencing promptly following the Closing Date, MID will proceed with the SIB in a lesser amount and undertake to redeem additional MID Class A Shares pursuant to a subsequent substantial issuer bid and/or a normal course issuer bid as soon as additional financing is available to MID on commercially reasonable terms, such that the total amount expended by MID to acquire MID Class A Shares pursuant to the SIB and the subsequent substantial issuer bid and/or normal course issuer bid is not less than $240 million. MID will determine the SIB price per share at the time that the SIB is commenced, which price will be not less than the market price for the MID Class A Shares at such time. For greater certainty, the Stronach Group will not tender any MID Class A Shares to the SIB (or any subsequent stock buybacks necessary to increase the amount of MID Class A Shares acquired by MID to $240 million). MID anticipates that no formal valuation of the MID Class A Shares will be required given the availability of the liquid market exemption under Multilateral Instrument 61-101.

23.                               Dividend Distribution Policy

On the Closing Date, MID will adopt a policy of distributing 40% of its annual funds from operations (adjusted to exclude deferred interest and other income from MEC) to MID shareholders as dividends. The policy will become effective for the first full fiscal quarter following the Closing Date.

24.                               Required MID Approvals

Those Transactions to be completed on or after the Closing Date will not be effected until such time as all required legal, regulatory and shareholder approvals have been obtained, including approval by (a) a majority of the votes cast by MID’s minority Class A shareholders and (b) the Ontario Superior Court of Justice of the statutory plan of arrangement pursuant to which certain of the Transactions will be effected.

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SCHEDULE B

MEC PROPERTIES(1)

Florida

Aventura (26 acres)

Village of Gulfstream Park membership interest and land underlying the ground lease (64 acres)

Palm Meadows Estates (17 acres)

Ocala (492 acres)

California

Dixon (257 acres)

(1)           All acreages are approximate.

SCHEDULE C

STRONACH GROUP MID SECURITIES

Name of Shareholder	Number of MID Class A Subordinate Voting Shares Beneficially Owned	Number of MID Class B Shares Beneficially Owned
445327 Ontario Limited	N/A	363,414
Fair Enterprise Limited	50,000	20,000